March 27, 2025

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Mark Wojciechowski and Karl Hiller

Re:    Atmos Energy Corporation
    Form 10-K for the Fiscal Year ended September 30, 2024,
Filed November 18, 2024
    File No. 001-10042

Dear Mr. Wojciechowski and Mr. Hiller:

Atmos Energy Corporation (“Atmos Energy,” the “Company” or “we”) is responding to the letter from the staff (“Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Commission”) dated March 7, 2025, commenting on the above-referenced Form 10-K filed with the Commission on November 18, 2024. For your convenience, we have repeated the Staff’s comments from such letter in bold and italics below, followed by the Company’s response. All terms used but not defined herein have the meanings assigned to such terms in the Company’s Annual Report on Form 10-K for the Fiscal Year ended September 30, 2024 (the “Form 10-K”).

Form 10-K for the Fiscal Year ended September 30, 2024
Properties, page 21

We note your disclosure regarding the underground distribution and transmission mains, indicating you have a program of "continuous inspection and repair" and that you believe the system is in good condition. However, on page 78, you reference an investigation by the National Transportation Safety Board of two incidents early last year, though without providing details or context, or discussing the implications.

Based on the preliminary report, we understand that the investigation pertains to two explosions that destroyed homes that were served by your natural gas distribution system in Jackson, Mississippi, and that you had known of gas leaks in close proximity to the explosions beforehand and subsequently found additional leaks on mechanical

Mr. Mark Wojciechowski and Karl Hiller
United States Securities and Exchange Commission
March 27, 2025

couplings near the previously identified leaks, to include the detection of subsurface gas near both locations where the explosions occurred and near the foundations of adjacent homes. The report indicates the natural gas distribution system serving those properties was installed in the 1960s and early 1970s.

Given these findings, and considering your risk factor disclosure on page 18, indicating significant capital expenditures are required to modernize your distribution and transmission system, it appears that you should provide more details regarding the condition, suitability, and adequacy of your pipeline systems, such as the age of those systems, incidence of leak detections, and programs to replace or upgrade those systems to comply with Instruction 1 to Item 102 of Regulation S-K.

For example, considering the age of the system associated with the incidents, disclose your view on the remaining serviceability of the 50-60 year-old pipeline system, and clarify how the age of your other pipeline systems compare, with quantitative details that provide meaningful differentiation based on the age of your systems.

Please discuss the nature and scope of any plans to replace or upgrade the aging systems in your network, to include the timeframe, duration, and estimated costs, or clarify if your approach is limited to conducting repairs, in which case also discuss the limitations of that approach. Please also discuss any factors that hinder your ability to upgrade and replace systems that are near the end of their serviceable lives.

Response:

Safety is at the core of our business and essential to who we are. At Atmos Energy, it is our stated vision to be the safest provider of natural gas services.

As we provide information about the changes we propose making to certain language in our Annual Report on Form 10-K for the Fiscal Year ending September 30, 2025 (“2025 Form 10-K”) in response to the Staff’s comments regarding the condition, suitability, and adequacy of our pipeline systems, we want to make two clarifying points at the outset.

First, while we continue to cooperate with the National Transportation Safety Board (“NTSB”), the Pipeline and Hazardous Materials Safety Administration (“PHMSA”), the Mississippi Public Service Commission (“MS PSC”), and other parties to the investigation regarding the 2024 incident in Jackson, Mississippi, that investigation is ongoing. There have been no findings of causal factors (including with respect to the age of our pipeline system) by any party, Atmos Energy’s party submission is not yet public, and we cannot comment on the cause of the incident. It is important to note, however, that with respect to leaks identified on the Atmos Energy transmission and distribution

Mr. Mark Wojciechowski and Karl Hiller
United States Securities and Exchange Commission
March 27, 2025

system, we investigate, grade, and repair such leaks in accordance with procedures that meet or exceed regulatory requirements.

Second, while we have a model for managing risks to the integrity of our natural gas infrastructure, no single factor is determinative in our decision to take mitigative actions. We describe in further detail below our integrity management programs and our ongoing efforts to consider the many factors that impact integrity management.

Consistent with our safety vision and PHMSA’s Distribution Integrity Management Rule, we have a distribution integrity management (“DIM”) program and plan, the primary objective of which is to manage the integrity and safety of our natural gas distribution systems. The DIM process integrates information sources and data, identifies risks to the integrity of distribution infrastructure, ranks risks, and designates measures and actions to reduce or mitigate risks as appropriate. Those mitigative actions can include a number of measures such as accelerated leak survey frequency, pipeline replacement, and additional public awareness.

As part of our DIM program, we use a framework for evaluating and ranking risks that was originally developed by a group of natural gas distribution operators in coordination with the Gas Technology Institute (“GTI”), and Operations Technology Development. We engaged a third-party global leader in assurance and risk management to incorporate this framework into a Distribution Risk Assessment Model, or DRAM, that configures over one hundred risk model input factors and weightings to reflect Atmos Energy’s distribution systems and operating environments.

In 2020, we engaged another third-party expert to perform an independent review and assessment of those input factors and weightings against industry best practices, and we adopted as appropriate its conclusions into the DRAM. Factors include, without limitation, population density, material and soil type, pipe age, legacy construction practices, leak history, pipe coating, and corrosion data. Most recently, we have updated the DRAM to address considerations related to the potential for unreported damage to be present on our facilities from third-party excavation activities, for differential ground movement in our service territories, for consequences related to rain and soil wetness, and for threats to combine and act together. No single factor, such as the age of pipe or leak history, is determinative in our decision to take mitigative actions on our distribution pipeline systems, including accelerated leak survey or pipeline replacement.

We also have a transmission integrity management (“TIM”) program and plan applicable to our transmission pipeline systems in our distribution and pipeline and storage segments. The TIM program and plan take into account a variety of factors and are consistent with our vision to be the safest provider of natural gas services and PHMSA’s Gas Transmission Pipeline Integrity Management Rule. As with our DIM program, no

Mr. Mark Wojciechowski and Karl Hiller
United States Securities and Exchange Commission
March 27, 2025

single factor is determinative in our decision to take mitigative actions on our transmission pipeline systems.

We periodically review our DIM and TIM programs, including potential alternative approaches to the risk analysis and risk mitigation methodologies, within the decision-making framework of these programs.

In response to the Staff’s comment to provide more detail regarding our program to replace or upgrade our systems, we propose to include in our 2025 Form 10-K:

To manage the integrity and safety of our natural gas distribution and transmission systems, consistent with PHMSA regulations, we have integrity management programs that integrate information sources and data, identify risks to infrastructure integrity, ranks risks, and designate measures and actions to reduce or mitigate risks as appropriate. These programs take into consideration numerous input factors and no single factor is determinative in our decision to take mitigative actions on our distribution or transmission pipeline systems. Based upon these programs, along with the oversight of state regulators responsible for adopting and enforcing the federal pipeline safety regulations, we believe that our distribution and transmission pipeline systems are suitable and adequate for our purposes.

We believe that the proposed disclosure, together with the disclosure already provided in Item 2 of our Form 10-K detailing (among other things) our miles of pipe, storage capacity and maximum delivery capability, provides investors with information that will reasonably inform them as to the suitability, adequacy and productive capacity of our pipeline systems as required by Instruction 1 to Item 102 of Regulation S-K.

Further, as the Staff notes, and as we have disclosed in our risk factors on page 18 of our Form 10-K, our business requires that we make significant capital expenditures on a long-term basis to continuously modernize our distribution and transmission system. These investments reflect our commitment to our vision to be the safest provider of natural gas services. Our anticipated capital expenditures also reflect costs associated with the need to continually build new capacity to serve our growing communities, and we anticipate incurring significant capital expenditures for the foreseeable future. Between fiscal years 2025 and 2029, we anticipate our capital expenditures to be approximately $24 billion, with more than 80% of this amount dedicated to safety and reliability spending, guided by our pipeline integrity management programs. The magnitude and allocation of these expenditures may be affected by factors such as new policy and regulations, population growth, increased labor and materials costs.

Mr. Mark Wojciechowski and Karl Hiller
United States Securities and Exchange Commission
March 27, 2025

Our rates are established by the regulatory authorities in each of the states in which we operate and are intended to be sufficient to cover the costs of conducting business, including a reasonable return on invested capital. In order to seek a rate increase, we must submit to the applicable regulatory authorities supporting detail justifying the nature, timing, and costs (including costs to survey, inspect, repair, and replace our pipeline systems) that we seek to recover. We anticipate our costs to conduct business, including the costs incurred to execute our integrity management programs will be recovered. On pages 6-12 of our Form 10-K, we have summarized the various regulatory mechanisms and programs that are available to us to recover our costs.

In response to the Staff’s comment to provide more detail regarding our timeline, duration and estimated cost of replacement, upgrade and repair to our system, we propose to include the following information in our 2025 Form 10-K:

We anticipate making significant capital expenditures for the foreseeable future to modernize our distribution and transmission system, to comply with the safety rules and regulations issued by the regulatory authorities responsible for the service areas we in which we operate, and to prepare to serve the growing needs of the communities we serve. Between fiscal years 2025 and 2029, we anticipate spending approximately $24 billion, with more than 80% dedicated to safety and reliability spending. The magnitude and allocation of these expenditures may be affected by factors such as new policy and regulations, population growth, and increased labor and materials costs. Although we believe these costs are ultimately recoverable through our rates based on the regulatory frameworks currently available to us, full recovery is not assured.

Sincerely,

Atmos Energy Corporation

By: /s/ CHRISTOPHER T. FORSYTHE
Christopher T. Forsythe
Senior Vice President and
Chief Financial Officer